June 4, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance,

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Abby Adams
Chris Edwards
Jenn Do
Kate Tillan

Re:	GX Acquisition Corp. Amendment No. 2 to Registration Statement on Form S-4 Filed April 23, 2021 File No. 333-252402

Ladies and Gentlemen:

On behalf of our client, GX Acquisition Corp. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 6, 2021 (the “Comment Letter”) with respect to the Registration Statement on Form S-4 filed with the Commission by the Company on January 25, 2021, Amendment No. 1 filed with the Commission on March 29, 2021 and Amendment No. 2 filed with the Commission on April 23, 2021 (the “Registration Statement”). Concurrently with the filing of this letter, the Company has filed Amendment No. 3 (“Amendment No. 3”) to the Registration Statement through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. All references in this letter to page numbers and captions correspond to the page numbers and captions in Amendment No. 3. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 3.

GX Acquisition Corp.

June 4, 2021

Amendment No. 2 to Registration Statement on Form S-4

The Business Combination

Timeline of the Business Combination, Page 110

Background of the Business Combination, page 109

1.	Refer to comment 1. Revise the timeline of the business combination to provide additional detail regarding how the parties came to the initial valuation of Celularity of $1.2 billion included in the August 6, 2021 letter of intent. Revise the discussion of the August 4, 2020 “extensive presentation by the Celularity management team and members of the Celularity Board” to disclose what that presentation addressed. As you disclose changes to the valuation over the course of negotiations, revise to clarify at whose prompting it changed and why.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 115-124 of Amendment No. 3 to disclose (i) how the parties came to the initial valuation of Celularity included in the August 6, 2020 letter of intent, (ii) the content of the August 4, 2020 presentation to the Celularity Board and (iii) the changes to the valuation over the course of negotiations.

GX’s Board of Directors’ Reasons for the Approval of the Business Combination, page 117

2.	We reissue comment 1. Quantify the enterprise valuations for all eight comparable companies and disclose the value determined for Celularity. Disclose what the board considered about analysts’ expectations and potential for these companies in the future and how Celularity’s strengths and weaknesses compared. Disclose what plans Celularity shared with the board for its use of capital to be provided in the offering, and what consideration the board gave to those plans. Currently, the disclosure does not make clear how the board determined that the amount of consideration was fair. If the board conducted no further analysis than the enterprise valuations, so state. If the board did not ask for projections from Celularity, please disclose that fact and what consideration the board gave to failing to see the company’s internal projections.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 124-128 of Amendment No. 3 to quantify the enterprise valuations for all eight comparable companies and disclose the value determined for Celularity, as well as elaborate on the board’s discussions and the various factors the board considered in concluding that the value determined for Celularity was fair. The Company has also revised the disclosure on p. 126 to clarify that the GX Board did not request or receive projections from Celularity and to disclose what consideration the GX Board gave to the failure to see Celularity’s internal projections.

Celularity’s Team and Corporate History
Product Candidate Pipeline and Development Strategy, page 173

3.	You previously disclosed that Celularity was enrolling a follow-up Phase 1 study for CYNK-001 in newly-diagnosed AML patients achieving CR immediately following their induction therapy regimen, that you intended to complete enrollment in the first quarter of 2021 and hold a Phase 1 meeting with the FDA in the first quarter of 2021. Tell us whether those events occurred and why the disclosure of that study was deleted and replaced with a different follow up Phase 1 study. Also clarify why plans changed for the Phase 2b trial.

Response: The Company respectfully acknowledges the Staff’s comment and submits that it has not yet met with the FDA as our CYNK-001 Phase 1 study had to be modified and extended to continue the dose-escalation phase of Phase 1. As part of the CYNK-001 Phase 1 study, we assess persistence of NK cells since the effect of NK cells has largely been tied to persistence. To date, we have not observed in our Phase 1 studies persistence to the level we had observed in our prior AML study. As a consequence, before we progress to a Phase 2 trial, we needed to change our preconditioning regimen and also add IL2. The updated study plan reflects these changes as we have added new cohorts where we have adjusted our lymphodepletion regimen and added IL2 to our Phase 1 protocol in line with our prior study lymphodepletion protocol by administering higher dose cytoxan lymphodepletion and also administer IL2 with cells and observe NK cell persistence out to 28 days. Once we optimize NK cell persistence, we intend to meet with the FDA then and plan to proceed thereafter with a Phase 2 protocol.

GX Acquisition Corp.

June 4, 2021

4.	Restore the deleted disclosure of the primary and secondary endpoints of the APPL-001 2 Phase 2a study on page 189.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 197 of Amendment No. 3 to restore the inadvertently deleted disclosure of the primary and secondary endpoints of the APPL-001.

Celularity’s Executive Compensation

Equity-Based Incentive Awards, page 209

5.	Revise to clarify when the Celularity Board received the June 30, 2020 409A valuation that valued its stock at $2.94 as of that date. Clarify why the Celularity Board did not act on that information until March 2021. Disclose whether that valuation was disclosed to the GX Board or its advisors, and if so, revise to clarify what consideration the GX Board gave to that information in reaching its fairness determination.

Response: The Company respectfully acknowledges the Staﬀ’s comment and has revised the disclosure on page 225 of Amendment No. 3 to clarify that the 409A valuation report as of June 30, 2020 was not finalized and presented to the Celularity board until the March 2021 board meeting at which the grants were made. During its due diligence investigation, GX was made aware of the preliminary results of the 409A, with the understanding that such preliminary results were used by Celularity in determining the strike price of the applicable tranches of Celularity options. However, the GX Board did not consider the 409A valuation relevant to its evaluation of the fairness of the proposed transaction to GX stockholders because, among other reasons, this 409A valuation was conducted for the limited purpose of compliance with Internal Revenue Code Section 409 and included, as a key assumption, that Celularity was a private company without publicly marketable securities.

Financial Statements, page F-1

6.	Please ensure that the opinions and consents of both Marcum and Deloitte are included in your next amendment in order for the Staff to timely process it.

Response: The Company respectfully advises that the opinions of Marcum and Deloitte have been included on pages F-78 and F-2 of Amendment No. 3 respectively and their respective consents have been attached as Exhibits 23.1 and 23.2 to Amendment No. 3.

GX Acquisition Corp.

June 4, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please contact me at (212) 735-2535 should you require further information.

Very truly yours,

/s/ C. Michael Chitwood
C. Michael Chitwood

cc:    Michael Maselli, GX Acquisition Corp.